DSM Press Release

820-3120

[redacted]
ie Netherlands
l) 45 5740680

05013641

SEC MAIL RECEIVED PROCESSING SECTION
DEC 29 2005
WASH. D.C. 203

PROCESSED
JAN 05 2006
THOMSON FINANCIAL

DSM

39E SUPPL

Heerlen (NL), [illegible] December 2005

DSM further expands US production capacity for Dyneema®, the world's strongest fiber

DSM, the largest manufacturer of high performance polyethylene (HPPE) fiber in the world, today announces its decision to make another investment in a new production line for Dyneema® fiber in Greenville, North Carolina (USA). It is the third announcement this year of new Dyneema® fiber production lines at DSM's Greenville site, following earlier decisions to build two additional fiber lines and one Dyneema® UD (UniDirectional bullet resistant sheet) line.

The investment will be substantial, amounting to several tens of millions of US dollars, and will bring the total number of fiber lines for the company to nine, with four production lines being located at the Greenville facility. Expansion of Dyneema® fiber capacity follows the continued strong demand in all application areas, such as heavy marine mooring ropes, sports applications, and cut resistant garments. Due to the continuing strong demand for personal security and protection against terrorism, production in Greenville until today has had a strong focus on supplying the US army and law enforcement agencies. By adding extra multi-functional capacity to its highly integrated Greenville site, DSM remains capable of meeting growing demand from all segments in which the company is active. The new line is expected to come on stream mid 2007. Construction is planned to start in January 2006.

"Investing in further growth of Dyneema® in the US contributes to the targets set in our new strategy Vision 2010 - Building on Strengths", says Jan Zuidam, deputy chairman of the DSM Managing Board. *"This additional investment fully supports our growth and innovation strategy, while contributing to improving the balance between our sales by origin and by destination."*

The markets for Dyneema® continue to show growing demand. BP Shipping, for example – a long-time satisfied user of mooring ropes with Dyneema® – have been using Dyneema®-based ropes on North Sea shuttle tankers since 1997. In these most extreme conditions the ropes have shown minimal loss of strength. BP Shipping therefore recently also selected Dyneema®-based mooring ropes on their newly built LNG carriers.

DSM will continue to expand its global capacity for Dyneema® to maintain its global market leadership position.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in

emerging economies are key drivers of this strategy. The group has annual sales of approximately EUR 8 billion and employs around 23,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

DSM Dyneema
DSM Dyneema is the inventor and manufacturer of Dyneema®, the world's strongest fiber. Dyneema® is a super strong polyethylene fiber that offers maximum strength combined with minimum weight. It is up to 15 times stronger than quality steel and up to 40% stronger than aramid fibers, both on weight for weight basis. Dyneema® floats on water and is extremely durable and resistant to moisture, UV light and chemicals. Its applications are therefore more or less unlimited. Dyneema® is an important component in ropes, cables and nets in the fishing, shipping and offshore industries. Dyneema® is also used in safety gloves for the metalworking industry and in fine yarns for applications in sporting goods and the medical sector. In addition, Dyneema® is also used in bullet resistant armor and clothing for police and military personnel. Dyneema® is produced in Heerlen (the Netherlands) and in Greenville, North Carolina (USA). DSM Dyneema is also a partner in a HPPE manufacturing joint venture with Toyobo (Japan). Further information on DSM Dyneema is available at www.dyneema.com.

Note to the editor:
Examples of the ever-growing range of Dyneema® applications can be found at www.dsm.com/en_US/html/hpf/applications.htm .

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com